# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RUM Group Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 261,485,350; sole dispositive power 0; shared dispositive power 261,485,350; aggregate amount beneficially owned 261,485,350 (50.3% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock, par value $0.0001 per share, of RUM Group Inc. (f/k/a Rumble Inc.) ("Class A Common Stock"); and (ii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,328,597 shares of Class A Common Stock issued and outstanding; (ii) 123,690,477 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock, in each case, as of August 6, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 261,485,350; sole dispositive power 0; shared dispositive power 261,485,350; aggregate amount beneficially owned 261,485,350 (50.3% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock; and (ii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,328,597 shares of Class A Common Stock issued and outstanding; (ii) 123,690,477 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock, in each case, as of August 6, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 261,485,350; sole dispositive power 0; shared dispositive power 261,485,350; aggregate amount beneficially owned 261,485,350 (50.3% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock ; and (ii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini indirectly holds voting and dispositive power with respect to the securities held by Tether Global Investments Fund, S.I.C.A.F., S.A., including securities held by Tether Investments, S.A. de C.V., its wholly-owned subsidiary. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,328,597 shares of Class A Common Stock issued and outstanding; (ii) 123,690,477 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock, in each case, as of August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: RUM Group Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on February 7, 2025 as amended by Amendment No. 1 filed on August 11, 2025, and Amendment No. 2 filed on November 12, 2025 and Amendment No. 3 filed on June 22, 2026 (as amended, the "Schedule 13D") with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of RUM Group Inc. (f/k/a Rumble Inc.), a Delaware corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.), an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
See the Schedule 13D, as amended, for historical information. Item 4 is amended and supplemented as follows:

Pursuant to the terms of the Support Agreement, up to one year following the Support Closing TINV has agreed to sell, and the Issuer has agreed to purchase, each ND Share owned by TINV at the end of each calendar month in exchange for 2.0281 new shares of Class A Common Stock or Pre-Funded Warrants to the extent that the shares of Class A Common Stock to be owned by TINV and its affiliates following such purchase would cause TINV to exceed the Voting Limitation. TINV acquired beneficial ownership of 8,256,155 ND Shares on September 2, 2026. Therefore, upon acquisition of the ND Shares, the Issuer is obligated to issue to TINV Pre-Funded Warrants exercisable for an aggregate of 16,744,307 shares of Class A Common Stock (the "Top-Up Exchange").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own (i) 141,877,369 shares of Class A Common Stock; and (ii) 119,607,981 Pre-Funded Warrants exercisable for Class A Common Stock, representing 50.3% of the Class A Common Stock. This percentage is calculated based on (i) 276,328,597 shares of Class A Common Stock issued and outstanding; (ii) 123,690,477 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 119,607,981 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants in each case, as of August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 261,485,350 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except for the Top-Up Exchange, the Reporting Persons have not engaged in any transactions in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (09/04/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: Sole Administrator (09/04/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (09/04/2026)